Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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January 10, 2017

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attn:      Lyn Shenk
Branch Chief
Office of Transportation and Leisure

Re:  Frontline Ltd.
Form 20-F for the year ended December 31, 2015
Filed March 21, 2016
Form 6-K
Filed November 30, 2016
File No. 001-16601

Dear Ms. Shenk:

This letter is submitted on behalf of Frontline Ltd. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 6-K filed on November 30, 2016, as set forth in your letter dated December 29, 2016.

For your convenience, the response is prefaced by the exact text of the Staff's comment in bold text.

Form 6-K filed on November 30, 2016

Exhibit 1

1. You disclose that achieved net income attributable to the Company adjusted for certain non-cash charges was $16.6 million, or $0.11 per share, for the third quarter of 2016 and $154.7 million, or $0.99 per share, for the nine months ended September 30, 2016. This appears to be a Non-GAAP measure. Please reconcile the non-GAAP measure to the most directly comparable GAAP measure pursuant to Item 100(a)(2) of Regulation G.

A reconciliation of net income attributable to the Company to net income attributable to the Company adjusted for certain non-cash charges for the third quarter of 2016 and the nine months ended September 30, 2016 is as follows:

$millions	Q3 2016	Q3 YTD 2016
Net income attributable to the Company	5.5	98.7
Add back:
Loss on the cancellation and sale of newbuildings and vessels	2.7	2.7
Vessel impairment loss	8.9	34.4
Impairment loss on shares	0.3	7.2
Net income attributable to non-controlling interest	0.1	0.4
Mark to market loss on derivatives	-	11.4
Less:
Mark to market gain on derivatives	(0.9)	-
Rounding	-	(0.1)
Net income attributable to the Company adjusted for certain non-cash charges	16.6	154.7

The calculation of net income attributable to the Company adjusted for certain non-cash charges per share in each period has been calculated using the same number of shares as used in the GAAP earnings per share calculations.

The Company will no longer adjust for net income attributable to non-controlling interest expense in the reconciliation and confirms that it will provide the equivalent reconciliation in future filings consistent with the requirements of Item 100(a)(2) of Regulation G.

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If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:          Inger M. Klemp
   Chief Financial Officer
Frontline Ltd.

Aamira Chaudhry
Division of Corporation Finance
U.S. Securities and Exchange Commission